CM

15046869

S[...]SSION

Washington, D.C.

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SEC Mail Processing Section
MAR 02 2015
Washington DC
404

# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 41640 |

**FACING PAGE**

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2014 (MM/DD/YY) AND ENDING December 31, 2014 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Student Options, LLC

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

220 MONTGOMERY STREET, 2ND FLOOR
(No. and Street)

San Francisco (City) CA (State) 94104 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steve Student (925)570-3110
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Mankin & Li
(Name – *if individual, state last, first, middle name*)

1 Embarcadero Center, Suite 1150 (Address) San Francisco (City) CA (State) 94111 (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

3/10/15

## OATH OR AFFIRMATION

I, Steve Student, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Student Options, LLC, as of December 31, 20 14, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

SEE ATTACHED
JURAT/ACKNOWLEDGMENT
FOR NOTARY

Signature

Managing Member

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

***STUDENT OPTIONS, LLC***

***FINANCIAL STATEMENTS***
***TOGETHER WITH SUPPORTING***
***SCHEDULES AND AUDITORS' REPORT***

***DECEMBER 31, 2014***

# California Jurat Certificate

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of Contra Costa } s.s.

Subscribed and sworn to (or affirmed) before me on this 27 day of Feb. (Month), 20 15, by Steven David Student (Name of Signer (1)) and ______ (Name of Signer (2)), proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Jennifer Moreira
Signature of Notary Public

For other required information (Notary Name, Commission No. etc.)

JENNIFER MOREIRA
COMM. #2081203
NOTARY PUBLIC • CALIFORNIA
CONTRA COSTA COUNTY
Commission Expires SEP 11, 2018

Seal

OPTIONAL INFORMATION

*Although the information in this section is not required by law, it could prevent fraudulent removal and reattachment of this jurat to an unauthorized document and may prove useful to persons relying on the attached document.*

## Description of Attached Document

The certificate is attached to a document titled/for the purpose of

containing ______ pages, and dated ______

**Additional Information**

Method of Affiant Identification

Proved to me on the basis of satisfactory evidence:
○ form(s) of identification ○ credible witness(es)

Notarial event is detailed in notary journal on:

Page # ____ Entry # ____

Notary contact: ______

Other

☐ Affiant(s) Thumbprint(s) ☐ Describe: ______

MANKIN & LI
*Certified Public Accountants*
1 Embarcadero Center, Suite 1150
San Francisco, California 94111
Tel: (415) 733-3014
Fax: (415) 376-4200
Email: don@mankinllcpa.com

## *INDEPENDENT AUDITORS' REPORT*

To the Managing Member of
Student Options, LLC

### *Report on the Financial Statements*

We have audited the accompanying statement of financial condition of Student Options, LLC (the Company) as of December 31, 2014, and the related statements of operations, changes in members' equity and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements.

### *Management's Responsibility for the Financial Statements*

Management is responsible for the preparation and fair presentation of these financial statements in conformity with U.S. generally accepted accounting principles; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free of material misstatement, whether due to fraud or error.

### *Auditor's Responsibility*

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the

appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

***Opinion***

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Student Options, LLC as of December 31, 2014, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

***Other Matter***

Our audit was conducted for the purpose of forming an opinion on the financial statements as a whole. The information contained in Schedules I, II, and III, and IV is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information in Schedules I, II, and III, and IV has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information in Schedules I, II, and III, and IV is fairly stated in all material respects in relation to the financial statements as a whole.

Marcum & Li

***San Francisco, California***
***February 23, 2015***

## *STUDENT OPTIONS, LLC*
## *Statement of Financial Condition*
## *December 31, 2014*

| | | |
|---|---|---|
| ***Assets*** | | |
| Cash | $ | 5,825,695 |
| Receivable from clearing broker | | 297,548 |
| Commissions receivable | | 434,473 |
| ***Total assets*** | $ | 6,557,716 |
| | | |
| ***Liabilities and members' capital*** | | |
| Accounts payable and accrued expenses | $ | 28,360 |
| Commissions payable | | 26,758 |
| *Total liabilities* | | 55,118 |
| *Members' capital* | | 6,502,598 |
| ***Total liabilities and members' capital*** | $ | 6,557,716 |

***The accompanying notes are an integral part of these financial statements***

## *STUDENT OPTIONS, LLC*
## *Statement of Operations*
## *Year Ended December 31, 2014*

| | | |
|---|---|---|
| ***Revenues*** | | |
| Commissions | $ | 3,594,642 |
| Interest income | | 1,841 |
| ***Total revenues*** | | 3,596,483 |
| | | |
| ***Expenses*** | | |
| Commission and clearance | | 206,090 |
| Communications, computers, and equipment | | 132,347 |
| Employee compensation and benefits | | 1,204,033 |
| Exchange dues and fees | | 63,022 |
| General and administrative | | 170,610 |
| Professional fees | | 28,062 |
| Regulatory fees | | 5,918 |
| Other Operating | | 20,196 |
| ***Total expenses*** | | 1,830,278 |
| | | |
| ***Net income*** | $ | 1,766,205 |

***The accompanying notes are an integral part of these financial statements***

## *STUDENT OPTIONS, LLC*
## *Statement of Changes in Members' Capital*
## *Year Ended December 31, 2014*

| | | |
|---|---|---|
| ***Members' capital, beginning of the year*** | $ | 6,686,393 |
| Contributions | | - |
| Distributions | | (1,950,000) |
| Net income | | 1,766,205 |
| ***Members' capital, end of the year*** | $ | 6,502,598 |

*The accompanying notes are an integral part of these financial statements*

## *STUDENT OPTIONS, LLC*
## *Statement of Cash Flows*
## *Year Ended December 31, 2014*

| | | |
|---|---|---|
| ***Cash flows from operating activities:*** | | |
| ***Net income*** | $ | 1,766,205 |
| ***Adjustments to reconcile net income to net cash provided by operating activities:*** | | |
| Decrease in receivable from Clearing Broker | | 3,036 |
| Increase in commissions receivable | | (42,570) |
| Decrease in accounts payable and accrued expenses | | (12,507) |
| ***Total Adjustments*** | | (52,041) |
| ***Net cash used in operating activities*** | | 1,714,164 |
| ***Cash flows from investing activities:*** | | - |
| ***Cash flows from financing activities:*** | | |
| Contributions from member | | - |
| Distributions to member | | (1,950,000) |
| ***Net cash used in financing activities*** | | (1,950,000) |
| ***Net increase (decrease) in cash*** | | (235,836) |
| ***Cash, beginning of year*** | | 6,061,531 |
| ***Cash, end of year*** | $ | 5,825,695 |

*The accompanying notes are an integral part of these financial statements*

## 1. Business and Summary of Significant Accounting Policies

### Business

Student Options LLC (The "Company") is a California limited liability company formed on September 24, 1998. The company is registered with the Securities and Exchange Commission as a securities broker dealer and is a member of NYSE Arca and the Securities Investor Protection Corporation ("SIPC"). The Financial Industry Regulatory Authority ("FINRA") is its examining agency.

As a registered Floor Broker, the Company acts in an agency only capacity conducting a commission business in Equity Derivatives execution. The Company does not commit capital or otherwise engage in proprietary trading activities. During the normal conduct of business the Company may engage in the following activities: order execution and reporting, representation of non-marketable limit orders, liquidity seeking function, supplying factual market information, match buy/sell orders, and maintain compliance with all applicable laws and regulations.

Vision Financial Markets LLC (the "Clearing Broker") provides clearing services to the Company.

### Cash

The Company maintains its cash in bank deposits accounts, which, at all times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash.

### Accounting Policies

The Company reports its Profit/Losses on an accrual basis for financial statement and regulatory reporting purposes.

### Income Taxes

No provision for federal or state income taxes has been made since the Company is treated as a pass through entity for income tax purposes and its income is allocated to the members for inclusion in the members' income tax returns. Management has concluded that the Company is not subject to income taxes in any jurisdiction and that there are no uncertain tax positions that would require recognition in the financial statements. Accordingly, no provision for income taxes is reflected in the accompanying financial statements. If the Company were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. Management's conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analyses of tax laws, regulations

### *1. Business and Summary of Significant Accounting Policies (continued)*

and interpretations thereof as well as other factors. With few exceptions, the Company is no longer subject to examination by tax authorities for years before 2010.

Use of Estimates

The process of preparing financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of estimates and assumptions regarding certain types of assets, liabilities, revenues and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, upon settlement, actual results may differ from estimated amounts.

### *2. Net Capital Requirements*

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2014, the Company had net capital of $6,404,749, which was $6,399,749 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.086 to 1.

### *3. Indemnification*

The Company enters into contracts that contain a variety of indemnifications for which the maximum exposure is unknown but for which management expects the risk of loss, if any, to be remote. The Company has no current claims or losses pursuant to such contracts.

### *4. Subsequent Events*

Management evaluated subsequent events through February 23, 2015, the date these financial statements were available to be issued. There were no material subsequent events that required disclosure in these financial statements.

## SUPPLEMENTARY INFORMATION

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART IIA

Date: 1/23/15 7:51 AM
Status: Accepted

BROKER OR DEALER
STUDENT OPTIONS, LLC as of 12/31/14

SCHEDULE I
Page 1 of 2

## COMPUTATION OF NET CAPITAL

| | | | | |
|---|---|---|---|---|
| 1 Total ownership equity from Statement of Financial Condition | | | $ 6,502,598 | 3480 |
| 2 Deduct ownership equity not allowable for Net Capital | | | ( ) | 3490 |
| 3 Total ownership equity qualified for Net Capital | | | 6,502,598 | 3500 |
| 4 Add: | | | | |
| A. Liabilities subordinated to claims of general creditors allowable in computation of net capital | | | | 3520 |
| B. Other (deductions) or allowable credits (List) | | | | 3525 |
| 5. Total capital and allowable subordinated liabilities | | | $ 6,502,598 | 3530 |
| 6. Deductions and/or charges: | | | | |
| A. Total non-allowable assets from Statement of Financial Condition (Notes B and C) | $ 97,849 | 3540 | | |
| B. Secured demand note deficiency | | 3590 | | |
| C. Commodity futures contracts and spot commodities - proprietary capital charges | | 3600 | | |
| D. Other deductions and/or charges | | 3610 | ( 97,849) | 3620 |
| 7 Other additions and/or allowable credits (List) | | | | 3630 |
| 8 Net Capital before haircuts on securities positions | | | $ 6,404,749 | 3640 |
| 9 Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)): | | | | |
| A. Contractual securities commitments | $ | 3660 | | |
| B. Subordinated securities borrowings | | 3670 | | |
| C. Trading and investment securities: | | | | |
| 1. Exempted securities | | 3735 | | |
| 2 Debt securities | | 3733 | | |
| 3 Options | | 3730 | | |
| 4 Other securities | | 3734 | | |
| D Undue concentration | | 3650 | | |
| E Other (List) | | 3736 | ( ) | 3740 |
| 10 Net Capital | | | $ 6,404,749 | 3750 |

OMIT PENNIES

# FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
## PART IIA

BROKER OR DEALER
STUDENT OPTIONS, LLC

as of 12/31/14



### COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

| | | | |
|---|---|---|---|
| 11. Minimum net capital required (6-2/3% of line 19) | $ | 3,675 | 3756 |
| 12. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | 5,000 | 3758 |
| 13. Net capital requirement (greater of line 11 or 12) | $ | 5,000 | 3760 |
| 14. Excess net capital (line 10 less 13) | $ | 6,399,749 | 3770 |
| 15. Net capital less greater of 10% of line 19 or 120% of line 12 | $ | 6,398,749 | 3780 |

### COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | | | | | |
|---|---|---|---|---|---|---|
| 16. Total A.I. liabilities from Statement of Financial Condition | | | | $ | 55,118 | 3790 |
| 17. Add: | | | | | | |
| A. Drafts for immediate credit | $ | | 3800 | | | |
| B. Market value of securities borrowed for which no equivalent value is paid or credited | $ | | 3810 | | | |
| C. Other unrecorded amounts (List) | $ | | 3820 | $ | | 3830 |
| 19. Total aggregate indebtedness | | | | $ | 55,118 | 3840 |
| 20. Percentage of aggregate indebtedness to net capital (line 19 divided by line 10) | | | | % | 0.86 | 3850 |
| 21. Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d) | | | | % | 0.00 | 3860 |

### COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

| | | | |
|---|---|---|---|
| 22. 2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c3-3 prepared as of the date of net capital computation including both brokers or dealers and consolidated subsidiaries' debits | $ | | 3870 |
| 23. Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A) | $ | | 3880 |
| 24. Net capital requirement (greater of line 22 or 23) | $ | | 3760 |
| 25. Excess net capital (line 10 less 24) | $ | | 3910 |
| 26. Net capital in excess of the greater of: 5% of combined aggregate debit items or 120% of minimum net capital requirement | $ | | 3920 |

NOTES

(A) The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:

1. Minimum dollar net capital requirement, or
2. 6-2/3% of aggregate indebtedness or 4% of aggregate debits if alternative method is used

(B) Do not deduct the value of securities borrowed under subordination agreements or secured demand notes covered by subordination agreements not in satisfactory form and the market values of the memberships in exchanges contributed for use of company (contra to item 1740) and partners' securities which were included in non-allowable assets.

(C) For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

***STUDENT OPTIONS, LLC***
***Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3***
***December 31, 2014***

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

## *STUDENT OPTIONS, LLC*
## *Information Relating to the Possession Or Control Requirements Under Rule 15c3-3*
## *December 31, 2014*

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the possession or control provisions of Rule 15c3-3.

# *STUDENT OPTIONS, LLC*
## *Reconciliations Pursuant to Rules 15c3-1 and 15c3-3*
## *December 31, 2014*

**1. *Reconciliation of Computation of Net Capital to Company's Computation***

The reconciliation between Schedule I and the Company's computations is follows:

| | Net Capital | Aggregate Indebtedness | Percentage |
|---|---|---|---|
| Computation per respondent | $ 6,404,749 | $ 55,118 | 0.86% |
| Computation per Schedule I | 6,404,749 | 55,118 | 0.86% |
| Differences | $ - | $ - | |

**2. *Reconciliation of Computation of Reserve Requirements to Respondent's Computations***

The Company claims an exemption under Rule 15c3-3(k)(2)(ii) and therefore is not subject to the reserve requirements of Rule 15c3-3.

*MANKIN & LI*
*Certified Public Accountants*
1 Embarcadero Center, Suite 1150
San Francisco, California 94111
Tel: (415) 733-3014
Fax: (415) 376-4200
Email: don@mankinlicpa.com

## *REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM*

To the Managing Member of
STUDENT OPTIONS, LLC

We have reviewed management's statements, included in the accompanying Student Options, LLC - Exemption Report under SEC Rule 15c3-3, in which (1) Student Options, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Student Options, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provisions"), and (2) Student Options, LLC stated that Student Options, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Student Options, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Student Options, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Mankin & Li

*San Francisco, California*
*February 23, 2015*

**Student Options, LLC**
**220 Montgomery Street, 2nd Floor**
**San Francisco, CA 94104**

February 23, 2015

Mankin & Li
Certified Public Accountants
1 Embarcadero Center, Suite 1150
San Francisco, CA 94111

Re: Student Options, LLC
Exemption Report under SEC Rule 15c3-3(k)(2)(ii)

Ladies and Gentlemen:

We confirm, to the best of our knowledge and belief, that Student Options LLC is eligible to claim an exemption under SEC Rule 15c3-3, and under the provisions of 15c3-3(k)(2)(ii). Student Options LLC, as an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer: Vision Financial Markets, LLC. Student Options LLC promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC Rules17a-3 and 17a-4, as are customarily made and kept by a clearing broker or dealer.

We confirm, to the best of our knowledge and belief that Student Options LLC met the identified exemption provisions throughout the most recent fiscal year without exception. The Student Options LLC has been in compliance with the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) and at all times during the year ended December 31,2014.

Signature: [signature]

Title: President

*MANKIN & LI*
*Certified Public Accountants*
1 Embarcadero Center, Suite 1150
San Francisco, California 94111
Tel: (415) 733-3014
Fax: (415) 376-4200
Email: don@mankinlicpa.com

## *INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED UPON PROCEDURES*

To the Managing Member of
STUDENT OPTIONS, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2014, which were agreed to by Student Options, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States). The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entry in the general ledger and corresponding check payments, noting no differences;

2. Compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2014, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2014, noting no differences;

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers for revenue not related either directly or indirectly to the securities business, noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marks Paneth & Shron

***San Francisco, California***
***February 23, 2015***

SIPC-7
(33-REV 7/10)

# SECURITIES INVESTOR PROTECTION CORPORATION

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

## General Assessment Reconciliation

For the fiscal year ended 12/31/2014
(Read carefully the instructions in your Working Copy before completing this Form)

SIPC-7
(33-REV 7/10)

**TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS**

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

22*22**********3358**********************MIXED AADC 220
041640 ARCA DEC
STUDENT OPTIONS LLC
3138 VIA LARGA
ALAMO CA 94507-1524

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.
John Durden 925447-7660

| | | |
|---|---|---|
| 2. A. General Assessment (item 2e from page 2) | | $ 8471.38 |
| B. Less payment made with SIPC-6 filed (exclude interest) | | ( 4202.79 ) |
| Date Paid | | |
| C. Less prior overpayment applied | | ( 0 ) |
| D. Assessment balance due or (overpayment) | | 4268.59 |
| E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum | | — |
| F. Total assessment balance and interest due (or overpayment carried forward) | | $ 4268.59 |
| G. PAID WITH THIS FORM: Check enclosed, payable to SIPC Total (must be same as F above) | $ 4268.59 | |
| H. Overpayment carried forward | $( — ) | |

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

Student Options LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Vice President
(Title)

Dated the 27 day of Jan, 2015.

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

## DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 1/1/2014 and ending 12/31/2014

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) $ 9,596,483

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ______

(2) Net loss from principal transactions in securities in trading accounts. ______

(3) Net loss from principal transactions in commodities in trading accounts. ______

(4) Interest and dividend expense deducted in determining item 2a. ______

(5) Net loss from management of or participation in the underwriting or distribution of securities. ______

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ______

(7) Net loss from securities in investment accounts. ______

Total additions 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ______

(2) Revenues from commodity transactions. ______

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. 206,090

(4) Reimbursements for postage in connection with proxy solicitation. ______

(5) Net gain from securities in investment accounts. ______

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ______

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ______

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

Interest 1841 ______ 1841

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______

Enter the greater of line (i) or (ii) 0

Total deductions 207,931

2d. SIPC Net Operating Revenues $ 9,388,552

2e. General Assessment @ .0025 $ 84,76.38

(to page 1, line 2.A.)